FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of February 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE
GEMPLUS Reports Fourth Quarter and Fiscal Year 2002 Results
Fourth quarter 2002 financial review
Fiscal Year 2002 financial review
Condensed Consolidated Statement of Income
Condensed Consolidated Balance sheets
Condensed Consolidated Cash Flow
Business segment and geographic reporting

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: February 13, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

GEMPLUS REPORTS FOURTH QUARTER AND FISCAL YEAR 2002 RESULTS

•	Operational performance affected by:

–	Weak sales in Financial Services and Security,

–	Continuous pricing pressure in the wireless segment, particularly in Asia.

•	Encouraging growth in Software and Services.

•	Positive Free Cash Flow despite cash outlay related to restructuring.

•	Cash position at 417 million euros sustained by continuous effort on working capital management.

Luxembourg – February 12, 2003 – Gemplus International S.A. (Paris Euronext: Euroclear 5768 and Nasdaq: GEMP), the world’s leading provider of smart card-enabled solutions, today reported results for the fourth quarter and fiscal year ended December 31, 2002.

			Quarter on
			quarter	Year on
			change	year change
In millions of euros	Q4 2002	Q3 2002	Q4 02/Q3 02	Q4 02/Q4 01

Group revenue	195.5	205.6	-4.9%	-22.1%
After adjusting for currency fluctuations, discontinued operations and acquisitions			-4.8%	-19.4%
Gross profit	54.7	60.5	-9.7%	-12.4%
Gross margin as a % of revenue	28.0	29.4	NM	NM
Operating loss before restructuring charge	-16.6	-6.5	NM	NM
Net income	-96.8	-38.6	NM	NM
Earnings per share (fully diluted)	-0.16	-0.06	NM	NM

Commenting on the performance for the fourth quarter 2002, Alex Mandl, Chief Executive Officer, said: “These quarterly results clearly show that we have made some progress on the path to transforming Gemplus into a successful company. However, given the continuing price pressure, they also reflect our need to further reduce costs”. He concluded: “For 2003, the visibility is still too uncertain for us to provide any guidance. Yet there can be no question that, in spite of the current economic challenges, our goal is to lay the foundation for a very strong platform for the year 2004 and beyond. This will make it possible for Gemplus to enjoy a profitable business growing at an attractive rate”.

1/14

Fourth quarter 2002 financial review

•	Income statement

Highlights:

•	Sequential revenue decline due to lower shipments in the banking segment and continuous pricing pressure in the wireless segment, mostly in Asia.

•	Gross profit reflecting lower sales volumes, despite product and regional mix improvement and encouraging revenue growth in software and services with higher gross margin than in the third quarter.

•	Net profit affected by non-recurring items, mostly non-cash.

The analysis of the Company’s fourth quarter revenue shows the following:

•	As expected by Gemplus and indicated during the third quarter 2002 earnings release conference call, sales did not show the seasonal fluctuation historically observed at the end of the year;

•	Business Units delivered a contrasting performance: Telecom revenue increased 1.1% sequentially, while Financial Services and Security dropped 17.8%;

•	Software and Services revenue grew 69% sequentially. They contributed 7.0% of the company’s revenue in the fourth quarter 2002 compared with 4.9% in the fourth quarter 2001.

•	On a geographical basis, the best performance was achieved in South America (revenue up 32.4% sequentially) driven by the Telecom business unit. The EMEA region was stable (down 0.4% sequentially) while Asia-Pacific declined (down 25.6% sequentially), affected by weak sales in the wireless segment.

Gross margin declined by 1.4 percentage point sequentially, mainly because of pricing pressure in the Telecom business unit and lower shipments in Financial Services and Security. However, the gross margin was helped by lower chip purchasing prices, a better regional and – to a lesser extent – product mix, and a greater share of software and services.

Operating expenses increased 6.2% sequentially due to seasonality and non-recurring items. The restructuring plan and cost cutting measures announced at the end of the first quarter helped reduce the operating expenses run rate from 68 million euros per quarter at the end of the third quarter to 67 millions euros at the end of the fourth quarter, contributing to further lowering the break even point. At the end of the fourth quarter, headcount reduction was 1,010 vs. 854 at the end of the third quarter. A majority of departures completed during the quarter are related to manufacturing operations.

As a result, the operating loss before provision for restructuring was some 43.5% below its level in the fourth quarter 2001.

Net income for the quarter ended December 31, 2002 was affected by a provision for restructuring (19.3 million euros), foreign exchange losses (11.6 million euros), deferred tax assets write-down (41.4 million euros) and goodwill write-off (6.4 million euros).

2/14

•	Balance sheet and cash flow statement

Highlights:

•	Positive free cash flow despite cash outlay related to restructuring.

•	Cash improvement at 417 million euros vs. 401 million euros at September 30, 2002.

•	Continuous management of working capital requirement.

Cash and cash equivalents were up by 16 million euros to 417 million euros at the end of the quarter ended 31 December, 2002. Financial debt is 49 million euros, and corresponds almost entirely to long-term capital leases which are related to industrial and office buildings located in Gémenos and to the new R&D center in La Ciotat (France).

The cash inflow of 16 million euros was mainly related to a reduction of working capital requirement.

Working capital requirement declined 20%, a 23 million euros improvement driven by lower inventory and accounts receivable. As a percentage of revenue, working capital requirement decreased from 15.3% in the fourth quarter 2001 (14.1% in the third quarter), to 11.9%:

•	Trade accounts receivable were down 7.3% compared to the end of the third quarter ended September 30, 2002. Days of Sales Outstanding (DSO) were 53 days, compared with 57 days at the end of the previous quarter.

•	Inventory levels were down 17.8% compared to the end of the previous quarter.

     Free Cash Flow was positive at 3.4 million euros despite cash outlay related to restructuring (10.5 millions).

     Capital expenditures were contained at 1.4 million euros for the fourth quarter of 2002. For fiscal year 2002, they amounted to 33.4 million euros, well below the initial target of 50 million euros. This compares with 103 million euros in 2001.

Segment analysis

•	Telecom

Highlights:

•	Wireless cards shipments down 2.9% sequentially, because of weakness in Asia

•	Wireless Java cards ramp up in Q4 02

•	Encouraging growth in Software & Services

			Quarter on
			quarter	Year on
			change	year change
In millions of euros	Q4 2002	Q3 2002	Q4 02/Q3 02	Q4 02/Q4 01

Revenue	141.5	139.9	+1.1%	-9.8%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+1.0%	-5.7%
Gross profit	43.0	45.1	-4.7%	+7.2%
Gross margin as a % of revenue	30.4	32.2

3/14

For the third consecutive quarter, Telecom delivered sequential revenue growth (after adjustments for currency fluctuations, discontinued operations and acquisitions). The analysis of the Telecom business unit fourth quarter revenue shows the following:

•	Wireless cards revenue was down 3.2% sequentially because of lower shipments which were down 2.9%.

•	Pricing pressure remains substantial, but has eased during the fourth quarter, notably in Europe and in the Americas. It remains strong in Asia.

•	All in all, the wireless regional mix and — to a lesser extent — the product mix have improved, almost making up for pricing pressure:

•	Regional mix: while shipments grew 11.0% in Europe and 5.0% in Americas, Asia registered a significant slowdown at –16.5%.

•	Product mix: the fourth quarter showed further evidence of the gradual progression of telecom operators toward higher end cards with increased demand for Java and 64 Kb cards.

•	Average selling prices (ASP) have shown evidence of stabilization, mainly because of the improved regional mix helped by lower sales in Asia where pricing pressure is the fiercest. The product mix improvement had a slightly positive effect compared to the previous quarter where it had a strong effect. However, the company expects a stronger sequential decline of ASP for the quarter ending March 31, 2003, due to unfavourable seasonal variations.

•	Software & Services revenue recorded a significant 90% improvement against a low Q3. Their contribution was up 51% year on year. The division closed a number of new deals in the delivery of Over the Air platforms in Europe and Latin America. Software & Services accounted for 5.1% of the business unit revenue in the year ending December 31, 2002 compared with 2.6% in 2001.

Business Highlights:

The second half of 2002 was proof of success of a strategy that will continue to reinforce Gemplus’ position as the leading provider of applications and services enabled by Smart Cards in the wireless market.

Gemplus’ global offer for cards and software accelerated sales in growth markets such as Russia, the Middle East, Africa and Latin America. At the end of last year, Gemplus was a leading provider of SIM-based solutions based on the S@T standard. This is reflected in the field where SIM-based solutions based on cards and software offering more user-friendly access to value added services in France, Russia, Eastern Europe and the Middle East, constituted more than 30 million euros in the second half of 2002.

With booming demand in Latin America, especially Brazil and Mexico, for innovative offers, Gemplus was the only SIM supplier to deploy Over The Air technology linking the server to the end user, allowing operators to remotely push their value-added services. With this technology, new operators were able to launch their businesses by offering services such as mobile email, Information-on-demand and m-banking solutions.

Overall, the Telecom business unit saw an increase of over 100% from 2001 to 2002 in sales of software and services linked to the SIM card business.

2003 began well for Gemplus with orders from China’s main wireless operators for over 10 million cards of which over 50% are high-end (32 Kb). The key differentiator positioning Gemplus in China is in its offer for SIM browsing with dynamic SIM Toolkit.

4/14

•	Financial Services and Security

Highlights:

•	Weak sales across all regions

•	EMV roll-out delays in Europe

•	Initial revenue contribution from Oman ID contract signed in October 2002

			Quarter on
			quarter	Year on
			change	year change
In millions of euros	Q4 2002	Q3 2002	Q4 02/Q3 02	Q4 02/Q4 01

Revenue	54.0	65.7	-17.8%	-42.6%
After adjusting for currency fluctuations, discontinued operations and acquisitions			-17.8%	-40.1%
Gross profit	11.7	15.4	-24.0%	-47.5%
Gross margin as a % of revenue	21.7	23.4

In the fourth quarter, FSS revenue was affected by the challenging environment, marked by delays to 2003 in the EMV roll-out in Western Europe. In the US, the banking/retail market continues to wait for a proof of the business case for loyalty applications.

Conversely, Gemplus observed solid demand in the emerging Corporate Security & Government ID market worldwide. FSS booked some revenue generated by its first ID contract with the Sultanate of Oman for the National Identification Program.

Fiscal Year 2002 financial review

•	Income statement

Highlights:

•	Revenue decline due to a high comparison basis in Financial Services and Security and strong pricing pressure in the wireless segment.

•	Gross profit decrease attributable to pricing pressure in the wireless segment despite the depletion of expensive chip inventory, higher sales volumes and product mix improvement.

•	Operating expenses down 24.3% due to restructuring.

•	Net profit impacted by non-recurring items, mostly non-cash.

5/14

				After adjusting
				for currency
				fluctuations,
				discontinued
			Year on year	operations and
In millions of euros	FY 2002	FY 2001	change	acquisitions

Group revenue	787.4	1,023.0	-23.0%	-17.5%
Of which Telecom	544.5	681.9	-20.1%	-17.8%
Of which FSS	242.9	296.8	-18.2%	-16.9%
Of which Disposed operations	0.0	44.3	NM	NM
Gross profit	199.7	307.5	-35.0%	NA
Gross margin as a % of revenue	25.4	30.1	NM	NM
Operating expenses	294.4	388.8	-24.3%	NM
Non-recurring items*	0.0	43.8	NM	NM
Operating loss before restructuring charge	-94.7	-125.2	NM	NM
Net income	-320.9	-100.2	NM	NM
Earnings per share (fully diluted)	-0.53	-0.16	NM	NM

*	Litigation and management severance expenses

After adjusting for currency fluctuations, discontinued operations and acquisitions, the analysis of the Company’s revenue shows the following:

•	Telecom revenue was down 17.8% weakened by pricing pressure. Wireless cards shipments rose 14.3% while the average selling price dropped 32.2%. Wireless shipments soared 65.4% in Americas, increased 17.1% in Asia and 3.5% in EMEA.

•	Financial Services and Security revenue was down 16.9% driven by a large deal in the US banking/retail segment not being replaced.

•	On a geographical basis, the EMEA region was down 12.2% because of the poor performance of the wireless segment partly offset by the banking segment. Americas was down 25.9% under the weakness of the US banking/retail market. Asia was down 27.0% driven by the wireless segment.

•	Software and Services revenue grew 12%. They contributed 5.1% of the Company’s revenue in the fiscal year 2002 compared with 3.3% in 2001.

Gross margin declined by 4.7 percentage points mainly because of pricing pressure in the Telecom business unit. This decline was partially offset by a better regional and product mix, the depletion of expensive chip inventory, plus higher sales volumes and productivity gains. In fact, in the second half of 2002, the gross margin improved by 6.8 percentage points against the first half of 2002 as a result of the same positive factors.

Operating expenses declined 24.3% driven by the restructuring plan and cost cutting measures announced at the end of the first quarter. Annualized savings from restructuring and cost cutting initiatives are on track to reach the overall target of 110 million euros. At the end of the fourth quarter, headcount reduction was 1,010 compared with the targeted reduction of 1,140 in the number of employees and sub-contractors.

6/14

Reflecting these efforts, the operating loss before provision for restructuring for the second half of 2002 was some 67.8% below its level of the first half of 2002 and 79.1% below its level of the second half of 2001.

Net income was affected by non-recurring items (187.4 million euros) of which 118.0 million euros are non-cash. They include a provision for restructuring (90.0 million euros of which 20.6 million euros are non-cash), the write-down of a director’s loan (67.0 million euros), goodwill write-off (22.1 million euros) and deferred tax assets write-down (8.3 million euros).

Ends

Conference Call:

The company has scheduled:

–	an analyst meeting for Wednesday, 12 February 2003 starting at 8.30am Paris time;

–	a conference call for Wednesday, 12 February 2003 at 2.30pm Paris time. Callers may participate in the live conference call by dialling:

+44 (0) 20 7984 7576, access code 670882

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available approximately two hours after the conclusion of the live conference call until February 19 +44 (0) 20 7984 7578. Access Code: 670882.

Contacts

Press Gemplus Martin Crocker Mob: 33 (0) 6 85 07 66 41 Email: martin.crocker@gemplus.com	Investor Relations Gemplus Yves Guillaumot Mob: + 41 78 897 5151 Email: yves.guillaumot@gemplus.com

Euro RSCG Corporate Estelle Griffe Tel: 33 (0) 1 41 34 48 65 Mob: 33 (0) 6 23 75 09 23 Email: estelle.griffe@eurorscg.fr	Fineo Anne Guimard Tel: 33 (0) 1 56 33 32 31 Email: guimard@fineo.com

7/14

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

GEMPLUS: the world’s number one provider of solutions empowered by Smart Cards

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost and Sullivan). Gemplus was also awarded Frost and Sullivan’s 2002 Market Value Award for its exceptional performance.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2002 was 787 million Euros. It employs 5766 people in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

©2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

8/14

Gemplus International SA

Press Release – Financial statements

For the quarterly period ended December 31, 2002

9/14

Gemplus International SA
Consolidated Statements of Income

Condensed Consolidated Statement of Income

	(in thousands of euros, except share and per share data)

	Three months ended		Twelve months ended

	Dec 2002	Dec 2001	Dec 2002	Dec 2001

	(unaudited)
Net sales	195,492	250,998	787,434	1,022,986
Cost of sales	(140,836)	(188,638)	(587,722)	(715,516)
Gross Profit	54,656	62,360	199,712	307,470
Research and development expenses	(20,040)	(24,971)	(92,240)	(112,885)
Selling and marketing expenses	(26,887)	(36,851)	(112,227)	(165,276)
General and administrative expenses	(24,285)	(29,823)	(89,896)	(110,657)
Litigation expenses	—	—	—	(18,120)
Management severance expenses	—	(25,691)	—	(25,691)
Operating loss before restructuring	(16,556)	(54,976)	(94,651)	(125,159)
Restructuring expenses	(19,267)	—	(90,003)	(28,466)
Operating loss	(35,823)	(54,976)	(184,654)	(153,625)
Interest income and (expense), net	3,934	4,435	(51,092)	20,702
Other income (expense), net	(11,708)	(9,625)	(26,844)	45,681
Loss before taxes and goodwill amortization	(43,597)	(60,166)	(262,590)	(87,242)
Provision for income taxes	(40,337)	6,445	(9,124)	14,184
Loss before goodwill amortization	(83,934)	(53,721)	(271,714)	(73,058)
Goodwill amortization	(12,845)	(6,134)	(49,177)	(27,162)

Net loss	(96,779)	(59,855)	(320,891)	(100,220)

Net loss per share
Basic	(0.16)	(0.10)	(0.53)	(0.16)
Diluted	(0.16)	(0.10)	(0.53)	(0.16)
Shares used in net income (loss) per share calculation
Basic	606,131,987	626,387,004	606,222,660	636,992,392
Diluted	606,131,987	626,387,004	606,222,660	636,992,392

Gemplus International SA
Condensed Consolidated Balance Sheets

Condensed Consolidated Balance sheets

	(in thousands of euros)

	December 31,	December 31,
	2002	2001

Assets
Current assets:
Cash and cash equivalents	417,226	490,652
Trade accounts receivable, net	144,913	188,635
Inventory, net	96,513	139,794
Other current assets	93,482	103,733
Total current assets	752,134	922,814
Non-current assets:
Property, plant and equipment, net	216,944	268,784
Goodwill, net	73,187	116,580
Other non-current assets	177,491	222,514
Total non-current assets	467,622	607,878

Total assets	1,219,756	1,530,692

Liabilities
Current liabilities:
Accounts payable	82,256	109,661
Accrued liabilities and other	159,530	168,905
Current obligations under capital leases	6,098	3,734
Total current liabilities	247,884	282,300
Non-current liabilities:
Long-term obligations under capital leases	42,540	32,581
Long-term debt, less current portion	—	14
Other non-current liabilities	53,714	30,859
Total non-current liabilities	96,254	63,454
Minority interest	15,167	17,176
Shareholders’ equity
Ordinary shares	127,644	127,056
Paid in capital	1,028,920	1,027,850
Retained earnings	(210,358)	125,016
Other comprehensive income	8,571	(3,968)
Less, cost of treasury shares	(94,326)	(108,192)
Total shareholders’ equity	860,451	1,167,762

Total liabilities and shareholders’ equity	1,219,756	1,530,692

Gemplus International SA
Condensed Consolidated Cash Flow

Condensed Consolidated Cash Flow

	(in thousands of Euros)

	Twelve months ended
	December 31,

	2002	2001

Cash flows from operating activities:
Net loss	(320,891)	(100,220)
Depreciation and amortization	133,359	120,409
Loss/(Gain) on assets sold	6,051	(65,996)
Other adjustments to reconcile net loss to net cash from operating activities	78,032	(17,769)
Change in inventories	35,675	11,509
Other changes in operating activities	(2,178)	(21,239)
Restructuring reserve	35,958	6,177
Litigation expenses	(18,120)	18,120
Management severance expenses	(10,629)	25,691

Net cash used in operating activities	(62,743)	(23,318)
Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed/(acquired)	—	108,731
Purchase of property, plant and equipment	(33,353)	(102,555)
Other changes in investing activities	(13,778)	(71,501)

Net cash used in investing activities	(47,131)	(65,325)
Cash from financing activities:
Proceeds from sales-leaseback operations	15,962	5,711
Other changes in financing activities	(12,184)	(40,358)

Net cash provided by (used in) financing activities	3,778	(34,647)
Effect of exchange rate changes on cash	32,670	(22,342)
Net decrease in cash and cash equivalents	(106,096)	(123,290)
Cash and cash equivalents, beginning of period	490,652	636,284

Cash and cash equivalents, end of period	417,226	490,652

Gemplus International SA
Business segment and geographic reporting

Business segment reporting

Fourth Quarter 2002 Compared with fourth Quarter 2001

Revenues

	Three months ended
	December 31,

	2002	2001	% change

	(millions of euros)
Telecommunications	141.5	156.9	(10%)
Financial services and security	54.0	94.1	(43%)

Total	195.5	251.0	(22%)

Gross margin

	Three months ended
	December 31,

	2002	2001	% change

	(millions of euros)
Telecommunications	43.0	40.1	7%
Financial services and security	11.7	22.3	(48%)

Total	54.7	62.4	(12%)

Twelve Months 2002 Compared with Twelve Months 2001

Revenues

	Twelve months ended
	December 31,

	2002	2001	% change

	(millions of euros)
Telecommunications	544.5	681.9	(20%)
Financial services and security	242.9	296.8	(18%)
Disposed operations (*)		44.3

Total	787.4	1023.0	(23%)

Gross margin

	Twelve months ended
	December 31,

	2002	2001	% change

	(millions of euros)
Telecommunications	154.5	228.8	(33%)
Financial services and security	45.2	62.6	(28%)
Disposed operations (*)		16.1

Total	199.7	307.5	(35%)

(*)	Including Skidata and Tag activities, which disposals occurred during the third quarter of 2001.

Gemplus International SA
Business segment and geographic reporting

Geographic reporting

Fourth Quarter 2002 Compared with fourth Quarter 2001

Revenues

	Three months ended
	December 31,

	2002	2001	% change

	(millions of euros)
Europe, Middle East and Africa	109.9	126.0	(13%)
Asia	39.2	48.8	(20%)
Americas	46.4	76.2	(39%)

Total	195.5	251.0	(22%)

Twelve Months 2002 Compared with twelve Months 2001

Revenues

	Twelve months ended
	December 31,

	2002	2001	% change

	(millions of euros)
Europe, Middle East and Africa	416.2	474.0	(12%)
Asia	199.5	273.1	(27%)
Americas	171.7	231.6	(26%)
Disposed operations (*)		44.3

Total	787.4	1023.0	(23%)

(*)	Including Skidata and Tag activities, which disposals occurred during the third quarter of 2001.

Gemplus Fourth Quarter / FY 2002 Results Presentation Presenters: Alex Mandl - Chief Executive Officer Yves Guillaumot - Chief Financial Officer

Disclaimer Some of the statements contained in this presentation constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this presentation speak only as of this presentation. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Agenda New organization Q4 and FY 2002 Financial Presentation Telecom update Financial Services & Security update 2003 Outlook

A New Organization to Strengthen Gemplus in Three Ways : Improved Responsiveness to Customers Cost Efficiencies Enhanced R&D Capabilities

A New Organization to Strengthen Gemplus "Front Teams" Customer Centric Organizations 2 BUs : Telecom FSS A new entity : Business Development Group R&D 4 Regions : North America Greater China Japan Korea South East Asia "Support Teams" Operation : Purchasing Manufacturing Supply Chain Quality IT Support function : HR Finance Legal PR a Clear separation between: "Front Teams" in charge of developing business and responsible for global P&Ls "Support Teams" in charge of « making things happen » efficiently and customer focused

Newly appointed persons Philippe Combes : EVP Operations Jacques Seneca : EVP Business Development Group Philip Shih : President Greater China Yves Guillaumot : EVP Finance

Agenda New organization Q4 and FY 2002 Financial Presentation Telecom update Financial Services & Security update 2003 Outlook

Fourth Quarter 2002 Highlights Group revenue* down 4.8 % sequentially** at 195.5 million euros, affected by: weak sales in Financial Services & Security, continuous pricing pressure in Wireless segment, particularly in Asia Operating loss before restructuring charges at 16.6 million euros, reflecting lower gross margin Reduction of operating expenses run rate to 67 million euros driven by efficiency of restructuring plans Net loss of 96.8 million euros, including 67.1 million euros of non-recurring items (mostly non cash) Positive free cash flow despite cash outlay related to restructuring Stronger cash position at 417 million euros Additional restructuring, announced in December, to help lower breakeven point further * After adjusting for currency fluctuations, discontinued operations and acquisitions ** Sequentially: comparison Q4 2002 vs. Q3 2002

2002-2001 Quarterly Revenue* Compared to 2001, end of year 2002 showed lower seasonality impact Q4 02 revenue down 4.8 % sequentially** Contrasted business units performance: Telecom up 1.0% sequentially**, FSS revenue down 17.8% sequentially** Q1 Q2 Q3 Q4 Revenues 01 276 236 216 251 Revenues 02 177 210 206 195 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Telecom 213 167 145 157 121 142 140 141 FSS 62 69 71 94 55 68 66 54 * After adjusting for currency fluctuations, discontinued operations and acquisitions ** Sequentially: comparison Q4 2002 vs. Q3 2002

Q4 2002 vs. Q3 2002 Revenue Lower volumes mostly in banking segment, to a lesser extent in Telecom, software and services contribution ramping up Pricing pressure easing in Europe and Americas, remains strong in Asia Geographical mix, and some product mix improvement, particularly in wireless Q3 02 Volume Price Mix Other Q4 02 Revenues 01 205.6 197.9 190.4 190.4 195.5 195.5 Variation 7.7 7.5 6.8 1.7

Q4 2002 vs. Q3 2002 Gross Profit Geographical and product mix improvement, as well as chips prices, do not yet offset pricing pressure Productivity gains were affected by lower absorption of manufacturing fixed costs (both included in "productivity" above) Lower volumes was partially offset by strong growth in software and services Q3 02 Volume Price Currency Mix Productivity Chips price Other Q4 02 Revenues 01 60.5 58.8 51.3 48.4 48.4 50 50 52.9 54.7 Variation 1.7 7.5 2.9 2.6 1 2.8 1.9 29.4% 28.0% Margin

Wireless Cards ASP... Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Wireless 4.43 4.2 4.14 3.73 3.71 3.14 2.64 2.62 2.6 Historically, a stronger sequential drop was recorded in quarter one, due to Chinese new year (ASPs are lower in China)

....Helped by Product Mix Improvement Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 8K 50 40 36 22 20 29 15 8 16K 28 37 35 38 42 36 39 43 32K 21 22 28 38 36 33 42 44 64K 1 2 2 4 5 JAVA represents 7.2% of Q4 02 shipments (vs. 3.7% in Q3)

Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 R&D 25 25 27 23 22 20 S&M 32 37 32 29 25 26.9 G&A 28 30 24 21 20 24.3 Operating Expenses Evolution* Operating expenses Q4 higher (+6.2%) vs. Q3, down 1.5% excluding one-time items Q4 02 down 22 % compared to Q4 01 39% 36% 47% 35% 33% % of sales * Restated for disposals of Tag & Ski Data, litigation and management severance expenses 36% Q3 run rate 68 M&128; Q4 run rate 67 M&128;

Restructuring and Cost Cutting Initiatives Update 2002 Plan and cost cutting initiative on track to reach target of 1,140 headcount reduction (achieved : 1,010 at the end of Q4, of which 854 at the end of Q3 02) 2003 Plan* restructuring expected to lower breakeven point further In million euros Provision Cash Costs Headcount reduction target Annualized Savings Annualized Savings In million euros Provision Cash Costs Headcount reduction target Initial Target Update 2002 Plan Restructuring Cost cutting Initiative 81 67 1,140 60 65 2002 Plan Restructuring Cost cutting Initiative - - - 40 45 2003 Plan* Restructuring 82 68 1,094 52 - Cost cutting Initiative - - - 48 - * Announced in December 2002

Restructuring Plan 2003* : Breakdown of Savings Net saving (full year basis) : 2003 Plan* should be fully completed by H1 04 Million euros Headcounts savings 45 Cost reduction initiative 48 Asset depreciation and exit 7 Total 100 * Announced in December 2002

Operating Income* Q4 02 operating loss at 16.6 million euros, compared with 6.5 million euros in Q3 02 Restructuring plan delivers operating profit improvement despite a challenging environment H1 00 H2 00 H1 01 H2 01 H1 02 H2 02 Operating income before restructuring 41.7 79.7 -7.8 -64.4 -71.6 -23.1 Sales 473.2 643.7 511.6 467.1 386.3 401.1 * Restated for disposals of Tag & Ski Data and before exceptional items (restructuring, litigation and management severance expenses)

Statement of Income: Other Items In Q4 02, "non recurring expenses" includes: restructuring expenses: 19.3 million euros deferred tax assets write off: 41.4 million euros goodwill write off related to SLP: 6.4 million euros Million euros Q4 02 Q3 02 Q4 01 FY 02 FY 01* Revenue 195.5 205.6 251.0 787.4 1,023.0 Operating Profit (16.6) (6.5) (29.3) (94.7) (81.3) Non recurring items (67.1) (24.0) (25.7) (187.4) (4.0) Interest, net 3.9 2.5 4.4 15.9 20.7 Other income net (11.7) (5.6) (9.6) (26.8) (22.6) Income tax 1.1 2.3 6.4 (0.8) 14.2 Goodwill amortization (6.4) (7.3) (6.1) (27.1) (27.2) Net Income (loss) (96.8) (38.6) (59.9) (320.9) (100.2) * Reported

Cash Position Cash position improvement Lower Working Capital Requirement Q4 01 Q1 02 Q2 02 Q3 02 153.6 134 112.1 116.4 490.7 450.1 411.7 400.8 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Working Capital Requirements 153.6 134 112.1 116.4 93.1 Cash 490.7 450.1 411.8 400.8 417.2 15.3% 18.9% 13.4% 14.1% WCR as % of revenue 11.9%

Net Cash Flow Moving toward positive net cash flow Positive Free Cash flow (3.4 million euros) despite cash outlay related to restructuring (10.5 million euros) Q4 01 Q1 02 Q2 02 Q3 02 153.6 134 112.1 116.4 490.7 450.1 411.7 400.8 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 -131.4 -75 72.9 -12.1 -40.6 -38 -11 16.5 * Disposal of Tag and Skidata

Balance Sheet Items Improvement of Cash and Cash Equivalents at 417 million euros Improved working capital requirement : Day Sales Outstanding (DSOs) at 53 days (57 days in Q3, 53 days in Q2 02 and 63 in Q1 02) Inventories down 17.8% to 96.5 million euros Provision on deferred tax items driven by stringent accounting rules Goodwill / Equity : 8.4% Intangible / Equity : 14.8% in 2001

Revenue and Gross Profit by Business Unit million euros Q4 2002 Q3 2002 Q4 2001 Sequential Growth Growth vs. Q4 01 Telecom Sales 141.5 139.9 156.9 + 1.1% -9.8% Gross Profit 43.0 45.1 40.1 -4.7% +7.2% Gross Margin 30.4% 32.2% 25.5% Financial Services & Security Financial Services & Security Financial Services & Security Financial Services & Security Financial Services & Security Financial Services & Security Sales 54.0 65.7 94.1 - 17.8% -42.6% Gross Profit 11.7 15.4 22.3 - 24.0% -47.5% Gross Margin 21.7% 23.4% 23.7%

Q4 and FY 2002 Highlights: Summary Despite revenue stabilization environment remains uncertain, and justifies caution for 2003 One-time items impact Q4 Encouraging productivity gains, but not yet at the required level Software and services are ramping up Strong balance sheet

Agenda New organization Q4 and FY 2002 Financial Presentation Telecom update Financial Services & Security update 2003 Outlook

Telecom Update 2002 Wireless market environment in 2002 8% volume growth: contrasted demand Solid in developing countries and North America Growth slowdown in Europe Continued price pressure ASP declined in mature and emerging markets Uptake of high-end SIM reinforced in H2 02 OTA as mechanism to deploy value added services Gemplus Q4 smart cards shipment down 3.7% sequentially because of South East Asia weakness FY 2002 smart cards shipment up 14.6% Services revenues improving Selling solutions and integration Market share gains in Americas (Gemplus estimate) Java ramping up in Q4 02

Wireless Market: Gemplus Vision 2003 Market volume growth: +6% Stable in value Supported by mix, shift to high end Demand shifting toward higher value added products Deployment of dynamic STK applications Mature and emerging markets Clients concentration on major smart card suppliers Integrated platform and card solutions demonstrate differentiation and Gemplus position

2003: Delivering Integrated Solutions Card platforms & their immediate environment Software modules & agents that communicate with remote services & content Market-facing applications Professional & operated services Partnered content & services Revenue from Cards (renewal to high-end), infra software, partnered content & services, and integration Supplemented with Operated Services Building customer-specific solutions through a powerful combination of open application platforms, interoperable cards and the right partners and people

Concrete Successes
Solutions delivered in 2002

Wireless Data & M-Payment
- **Oi** (Brazil)
  m-services with m-pay upgrade
- **Orange Dominicana**
  M-banking & IOD
- **SFR**
  M-payment
- **Mobistar** (Orange Belgium)
  M-banking & prepaid top-up
- **Orange Caraibes**
- **MTS** (Russia)
  Dynamic content & services
- **O²** (UK & Ireland)
  Cards, POS tools & STK dev

Java Card deliveries
- **Orange UK**
- **TIM Bolivia**
- **Vodafone Ireland**
  (Also Global 1 generic Voda card)

Endorsements for G+ dev tool
- **Telefonica**

3G
- **NTT DoCoMo**
  Only Euro supplier in 1st 3G launch
- **KTI Com** (Korea)
  Trial during 2002 World Cup
- **H3G** (3)
  Cards plus OTA for 3G
- **Mobilkom**, Austria
  Cards & dev tool for 3G launch

P-CRM
- **O²** (Ireland)
  P-CRM V4
- **Telia**
  Anti-churn for fixed
- **TMN** (Portugal)
  In-touch CRM mktg tool

Operated Services
- **PC Management** (WW)
  Outsourced content delivery

28

GEMPLUS
Q4 and FY 2002 Financial Results

Agenda New organization Q4 and FY 2002 Financial Presentation Telecom update Financial Services & Security update 2003 Outlook

Financial Services & Security Update 2002

- **Market environment**
  - **EMV* roll-out delayed** to H2 2003 in Western Europe
  - **Slow EMV infrastructure deployment** in RoW
  - **EMV migration triggers reassessment** of bank cards suppliers
  - US banking/retail market **waiting for proof of business case** for loyalty applications
  - **Strong development** of Corporate Security & Government ID worldwide

- **Gemplus**:
  - GeldKarte **peaked** in Q3, and started declining in Q4 02
  - US smart cards customers have **slowed down significantly** their deployment
  - **Strong team build-up** for Corporate Security and Government ID
  - **Oman ID contract signed** in October 2002 is now delivering and contributing
  - **Key wins** in EMV for 2003 delivery, and in Identrus solution deployment

* EMV : Eurocard Mastercard Visa

30

GEMPLUS

Q4 and FY 2002 Financial Results

Market and competition: Key Players in Banking Source : Gemplus April 2002 estimates (Eurosmart definition) Schlumberger Gemplus Oberthur Gesiecke & Devrient Others 29 22 26 16 7 In 3 years, Gemplus Financial Services have grown from 7.5% market share to 22% (2002)

Smart banking Total Available Market Smart banking TAM is becoming EMV TAM in 2002 more than 1/3 of smart banking cards issued are EMV compliant more than 2/3 of WW TAM in 2003 almost 100% in 2005 * Gemplus estimates 30% CAGR 2002-2005

Financial and Security Services Winning Strategies Financial Services: EMV migration Be cost competitive in a commodity market Customer service culture to make migration less risky for banks Advanced issuance software applications and services Partner with card printers in Asia & Latin America for better distribution Corporate Security and Government ID Provider of integrated Smart Card Services Strong partnership network with key technologies providers (Sagem) and with system integrators (Siemens, EDS) Culture of project management

Agenda New organization Q4 and FY 2002 Financial Presentation Telecom update Financial Services & Security update 2003 Outlook

FY 2003 Outlook Wireless market remains challenging with single-digit volume growth and continuous pricing pressure Wireless demand shifting toward higher value-added products (JAVA ramping up) Challenging year for Financial Services & Security : Slow EMV take-off Build-up of Corporate Security and ID business portfolio Development of software and services New organization and appointments should help Gemplus improve cost competitiveness Lower US dollar likely to affect revenue

Appendix

Recurring Free Cash Flow Q4 01 Q1 02 Q2 02 Q3 02 153.6 134 112.1 116.4 490.7 450.1 411.7 400.8